Exhibit 99.1

Grab to Acquire Delivery Hero’s foodpanda Delivery Business in Taiwan

●Acquisition will mark Grab’s expansion into its 9th market and first outside of Southeast Asia
●Grab reiterates 2026 Adjusted EBITDA guidance of $700 million to $720 million.
●Proposed transaction is expected to contribute at least $60 million in incremental Adjusted EBITDA in 2028
●Closing expected in second half of 2026

SINGAPORE and TAIPEI – March 23, 2026 – Grab Holdings Limited (NASDAQ: GRAB) (“Grab”), a leading super app in Southeast Asia, and Delivery Hero SE (FSE: DHER) (“Delivery Hero”) have reached an agreement for Grab to acquire Delivery Hero’s foodpanda delivery business in Taiwan in cash for $600 million, on a cash-free and debt-free basis, subject to customary closing adjustments. Closing of the acquisition (“Closing”) is subject to regulatory approvals and customary closing conditions, and is expected to take place in the second half of 2026.

Anthony Tan, Group CEO and Co-Founder, Grab, said, “This acquisition will mark Grab’s expansion into Taiwan, our 9th market and first outside of Southeast Asia. This is a natural next step for Grab, as our experience in Southeast Asia is a direct fit for this market. Our longstanding expertise in managing complex delivery logistics in dense, high-traffic cities is well-suited to Taiwan’s bustling cities. Taiwan’s population of approximately 23 million also has a high demand for mobile-first services, similar to the Southeast Asian consumers whom Grab serves every day. We see a significant opportunity to grow the food and groceries delivery scene here.”

“Sharing a deep Asian heritage, we value the same traditions that define Taiwan’s rich food culture. This local understanding is why we’ve served our consumers and partners better than anyone else, in every market we’ve entered over the last eight years. For us, success starts with the community - we will be on the ground to listen first-hand to user needs. We are here to be a long-term partner to Taiwan, and look forward to providing our AI-enabled products to help local merchants and delivery-partners grow with the digital AI economy,” Tan added.

After the acquisition, Grab will have a presence across 21 cities in Taiwan. This deal combines Grab’s AI-enabled products and deep operational expertise with foodpanda’s extensive coverage across Taiwan. The foodpanda business generated approximately US$1.8 billion in Gross Merchandise Value (GMV) and is profitable on an adjusted EBITDA basis (before the allocation of Delivery Hero’s group costs) in 20251.

Niklas Östberg, CEO and Co-Founder of Delivery Hero, said, “The foodpanda team in Taiwan has built a fantastic business and we thank them for their hard work. A transaction like this is a significant undertaking, but we are delighted to have agreed this cash deal, which reflects strength and attractiveness of the business in Taiwan. This divestment is a key first step in our ongoing strategic review.”

Grab will Support Taiwan’s Digital Economy, Food Culture and Communities
Grab is committed to being a responsible, long-term partner in Taiwan’s economic growth. Grab’s ecosystem generated $18.8 billion in annual economic value to the Southeast Asia economies2, equivalent to 0.5% of
1 Based on the latest unaudited management accounts and definitions of Gross Merchandise Value before incentives and adjusted EBITDA adopted by foodpanda Taiwan.
2 In 2024, leading research agencies in Southeast Asia's six largest economies (Indonesia, Malaysia, the Philippines, Singapore, Thailand, and Vietnam), aka SEA-6, conducted in-depth studies to measure the impact of Grab’s business to the local economies on three dimensions, including contribution to GDP, earning opportunities supported, and household income supported. The studies utilised Grab’s 2023 operational data alongside secondary sources such as official national statistics and industry reports.

the region’s combined GDP. Grab aims to similarly contribute to Taiwan’s economy by providing flexible earning opportunities for millions of people and small businesses, in line with local regulations.

Grab will bring its AI product suite to Taiwan, leveraging the same technology that currently serves over 50 million monthly transacting users across more than 900 cities. This includes GrabMaps, Grab’s proprietary hyperlocal mapping technology, that uses real-time route planning and predictive food preparation times to make every delivery more reliable and efficient.

For consumers, Grab aims to bring a smarter way to eat to Taiwan, using AI to offer more personalised restaurant recommendations and a wider selection of cuisines.

For merchants, Grab will provide digital tools and data insights to help them reach a wider customer base. This includes access to an AI Merchant Assistant, real-time sales analytics, and marketing manager tools.

For delivery-partners, Grab will offer a safe and flexible way to earn an income, with insurance coverage, in-app safety features, and tools that help them maximise their earnings.

Grab will also support Taiwan’s tourism by introducing Taiwan’s vibrant food culture to Grab’s international audience of over 50 million monthly transacting users. The Grab app will provide international travellers with a seamless way to discover local cuisine and help Taiwanese businesses tap into a wider market.

Transition and Continuity
Grab and foodpanda are committed to maintaining a high level of service for all stakeholders throughout this process. Until the deal closes, Delivery Hero is fully committed to continue operating foodpanda Taiwan as usual. The parties have entered into a Support Services Agreement under which Delivery Hero will provide transition support services to foodpanda Taiwan in the period following Closing, to ensure that the local community remains well-supported as they move to the Grab platform.

Grab is targeting completion of the full platform migration of users, merchant-partners and driver-partners from foodpanda to the Grab app by early 2027.

Subject to the closing timeline, the transaction will be accretive to Grab’s 2026 Group Revenue guidance of $4.04 billion to $4.10 billion. Grab also reiterates its 2026 Adjusted EBITDA guidance of $700 million to $720 million.

The proposed transaction is expected to be accretive to Grab’s previously announced 3-year Adjusted EBITDA outlook of $1.5 billion by 2028, and contribute at least $60 million in incremental Adjusted EBITDA in 2028.

Conference Call with Grab Executives to Discuss the Transaction
Today at 8:00 p.m. Singapore Time (8:00 a.m. Eastern Time), Grab will host a conference call with Group CEO Anthony Tan, President and COO Alex Hungate and CFO Peter Oey to discuss the transaction and answer questions from financial analysts. The live webcast of the conference call and a slide presentation will be available on Grab’s Investor Relations website at investors.grab.com.

Forward-Looking Statements
This document contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact contained in this document, including, but not limited to, statements about Grab’s goals, targets, projections, outlooks, beliefs, expectations, strategy, plans, objectives of management for future operations of Grab, growth opportunities and for the proposed transaction, including statements regarding the benefits of the transaction, the anticipated timing of the transaction and the expected future products and services of Grab in Taiwan after completing this transaction, are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including “anticipate,” “expect,” “suggest,” “plan,” “believe,” “intend,” “estimate,” “target,” “project,” “should,” “could,” “would,” “may,” “will,” “forecast,” “opportunity,” “annualized run rate” or other similar expressions. Forward-looking statements are based upon estimates and forecasts and reflect the views, assumptions, expectations, and opinions of Grab, which involve inherent risks and uncertainties, and therefore should not be relied upon as being necessarily indicative of future results. A number of factors, including macro-economic, industry, business, regulatory and other risks, could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect foodpanda Taiwan’s business or Grab’s financial guidances, (ii) the failure to satisfy the conditions to the consummation of the transaction, including the receipt of certain governmental and regulatory approvals and other risks related to the uncertainties inherent in the transfer of ownership of a business, (iii) the occurrence of any event, change or other circumstance that could give rise to the termination of the definitive agreements, (iv) the effect of the announcement or pendency of the transaction on foodpanda Taiwan’s business relationships, operating results, and business generally, (v) risks that the proposed transaction disrupts current plans and operations of foodpanda Taiwan or Grab and potential difficulties in foodpanda Taiwan’s employee retention as a result of the transaction, (vi) risks that the transaction may divert management’s attention from foodpanda Taiwan’s ongoing business operations, (vii) the outcome of any legal proceedings that may be instituted against Grab or against foodpanda Taiwan related to the transaction agreements or the transaction, (viii) if the acquisition of foodpanda Taiwan were to proceed and be completed, the ability of Grab to successfully integrate foodpanda Taiwan’s operations, product lines, and technology, to maintain or grow its customer base, and to realize the expected operational and financial benefits from the transaction , (ix) the ability of Grab to implement its plans, forecasts, and other expectations with respect to foodpanda Taiwan’s business after the completion of the proposed transaction (if it were to proceed) and realize additional opportunities for growth and innovation, and (x) unexpected incentives, promotions, costs, charges, expenses resulting from the acquisition (if it were to proceed). In addition to the foregoing factors, you should also carefully consider the other risks and uncertainties described under “Item 3. Key Information – D. Risk Factors” and in other sections of Grab’s annual report on Form 20-F for the year ended December 31, 2025, as well as in other documents filed by Grab from time to time with the U.S. Securities and Exchange Commission (the “SEC”).

Forward-looking statements speak only as of the date they are made. Grab does not undertake any obligation to update any forward-looking statement, whether as a result of new information, future developments, or otherwise, except as required under applicable law.

Non-IFRS Financial Measures
This document includes references to Adjusted EBITDA, which is a non-IFRS financial measure. Grab uses Adjusted EBITDA for financial and operational decision-making and as a means to evaluate period-to-period comparisons, and Grab’s management believes that this non-IFRS financial measure provides meaningful supplemental information regarding its performance by excluding certain items that may not be indicative of its recurring core business operating results. Adjusted EBITDA is calculated as profit (loss) for the period adjusted to exclude: (i) net finance income (costs), including interest income (expenses), foreign exchange gain (loss) and changes in fair value of financial assets and liabilities, (ii) net other income (expenses), (iii) income tax expenses (credit), (iv) depreciation and amortization, (v) share-based compensation expenses, (vi) costs related to mergers and acquisitions, (vii) impairment losses on goodwill and non-financial assets, (viii) restructuring costs, (ix) legal, tax and regulatory settlement provisions, and (x) other items not indicative of our ongoing operating performance. There are a number of limitations related to the use of non-IFRS financial measures, and as such, the presentation of non-IFRS financial measures should not be considered in isolation from, or as an alternative to, financial measures determined in accordance with IFRS. In addition, these non-IFRS financial measures may differ from non-IFRS financial measures with comparable names used by other companies.

With regard to forward-looking non-IFRS guidance and targets provided in this document, Grab is unable to provide a reconciliation of these forward-looking non-IFRS measures to the most directly comparable IFRS measures without unreasonable efforts because the information needed to reconcile these measures is dependent on future events, many of which Grab is unable to control or predict.

Industry and Market Data
This document contains information, estimates and other statistical data derived from third party sources, including research, surveys or studies, some of which are preliminary drafts, conducted by third parties, information provided by customers and/or industry or general publications. Such information involves a number of assumptions and limitations due to the nature of the techniques and methodologies used in market research, and as such neither Grab nor the third-party sources can guarantee the accuracy of such information. You are cautioned not to give undue weight to such estimates. Grab has not independently verified such third-party information, and makes no representation as to the accuracy of such third-party information.

About Grab
Grab is a leading superapp in Southeast Asia, operating across the deliveries, mobility and digital financial services sectors. Serving over 900 cities in eight Southeast Asian countries – Cambodia, Indonesia, Malaysia, Myanmar, the Philippines, Singapore, Thailand and Vietnam – Grab enables millions of people everyday to order food or groceries, send packages, hail a ride or taxi, pay for online purchases or access services such as lending and insurance, all through a single app. We operate supermarkets in Malaysia under Jaya Grocer and Everrise, which enables us to bring the convenience of on-demand grocery delivery to more consumers in the country. As part of our financial services offerings, we also provide digital banking services through GXS Bank in Singapore and GXBank in Malaysia. Grab was founded in 2012 with the mission to drive Southeast Asia forward by creating economic empowerment for everyone. Grab strives to serve a triple bottom line – we aim to simultaneously deliver financial performance for our shareholders and have a positive social impact, which includes economic empowerment for millions of people in the region, while mitigating our environmental footprint.

Contact Details
For media enquiries: press@grab.com
For investor enquiries: investor.relations@grab.com